

May 10, 2013

Via E-mail
Michael G. Koppel
Chief Financial Officer
Nordstrom, Inc.
1617 Sixth Avenue
Seattle, WA 98101

> **Re:** **Nordstrom, Inc.**
> **Form 10-K for Fiscal Year Ended February 2, 2013**
> **Filed March 18, 2013**
> **File No. 001-15059**

Dear Mr. Koppel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended February 2, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Return on Invested Capital ("ROIC") (Non-GAAP financial measure), page 26

1.   We note that the average estimated asset base of $724 million (fiscal 2012) and $555 million (fiscal 2011), that you would record for capitalized operating leases, is calculated as the trailing 12-month rent expense multiplied by eight. We further note on page 31 that the estimated debt of $843 million (fiscal 2012) and $627 million (fiscal 2011), that you would record for your operating leases if they had met the criteria for a capital lease or if you had purchased the property, is calculated as eight times rent expense. Please confirm our understanding that these two items represent your estimated adjustments to

capitalize your operating leases (i.e. assuming you had bought the underlying leased assets and financed the purchase with a like amount of debt) and, if so, explain to us why the adjustments for your estimated asset base and debt differ in fiscal 2011 and 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at 202-551-3394 or John Archfield at 202-551-3315 if you have questions regarding these comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining